June 11, 2025

Mark Sealy
Manager
Sealy Industrial Partners IV, LP
333 Texas Street, Suite 1050
Shreveport, LA 71101

        Re: Sealy Industrial Partners IV, LP
            Amended Registration Statement on Form 10
            Filed May 30, 2025
            File No. 000-56738
Dear Mark Sealy:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2025 letter.

Amended Registration Statement on Form 10
Description of Securities to be Registered, page 74

1.     We note your disclosure in response to prior comment 14 that you intend to
       communicate updates to the Company   s estimated NAV per Unit to
investors through
       filing a Current Report on Form 8-K. Given your disclosure on page
       77 which indicates that if the General Partner has made a determination of the NAV per Unit, the redemption price will be the most recent determination of the NAV per
       Unit, please clarify how investors will receive the latest NAV information prior to its disclosure in an 8-K, filed subsequent to the date of determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 11, 2025
Page 2

       Please contact Howard Efron at 202-551-3439 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Lauren B. Prevost, Esq.